UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                             SMARTSERV ONLINE, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   83169M 40 1
                       -----------------------------------
                                 (CUSIP Number)


                                February 13, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 83169M 40 1
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1. NAME OF REPORTING PERSON

      George Karfunkel
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT        5.    SOLE VOTING POWER               333,334
      OF SHARES               --------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER                   0
      OWNED BY                --------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER          333,334
      PERSON                  --------------------------------------------------
                              8. SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      333,334
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.1%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1.

      (a) Name of Issuer:

                  SmartServ Online, Inc.

      (b) Address of Issuer's Principal Executive Offices:

                  2250 Butler Pike, Suite 150
                  Plymouth Meeting, Pennsylvania 19462

Item 2.

      (a) Name of Person Filing:

                  George Karfunkel

      (b) Address of Principal Business Office:

                  6201  15th Avenue, 3rd Floor
                  Brooklyn, New York  11219

      (c) Citizenship:

                  USA

      (d) Title of Class of Securities:

                  Common Stock, $0.01 par value

      (e) CUSIP Number:

                  83169M 40 1

Item 3.   If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), check the status of the person filing:

                  Not applicable.

Item 4.   Ownership

      (a) Amount beneficially owned:

                  333,334 shares of Common Stock.

      (b) Percent of class:

                  10.1%

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                              333,334

            (ii)  Shared power to vote or to direct the vote:

                              -0-

            (iii) Sole power to dispose or to direct the disposition of:

                              333,334

            (iv)  Shared power to dispose or to direct the disposition of:

                              -0-

Item 5.     Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control Person:

                  Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.     Notice of Dissolution of Group:

                  Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 20, 2004



                              /s/ George Karfunkel
                              ------------------------------
                              George Karfunkel